UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PRESS RELEASE

Videocon d2h provides update on timing of Nasdaq delisting in connection with scheme of amalgamation with Dish TV

Mumbai, India, December 26, 2017 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”), previously announced on December 18, 2017 its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq Global Market (“Nasdaq”) and to deregister with the U.S. Securities and Exchange Commission (“SEC”), in connection with its amalgamation with Dish TV India Limited (“Dish TV”) pursuant to a scheme of arrangement (the “Scheme”).

The Company hereby announces that the anticipated effective date for the Scheme, is no longer anticipated to be completed by December 27, 2017. Accordingly, the timelines in respect of effective date, GDR election cut-off, ADR delisting date etc. will revise and the same shall be intimated in due course.

This communication does not constitute an offer of any securities for sale or subscription or a solicitation of an offer to purchase or subscribe to any securities in any jurisdiction. The equity shares of Dish TV and Dish TV GDRs issued pursuant to the Scheme will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state or other jurisdiction of the United States. Such securities will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. No public offering of such securities will be made in the United States. Such transaction has not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”), nor will the SEC or any U.S. state securities commission pass upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in any document in connection with the Scheme. Any representation to the contrary is a criminal offence in the United States.

About Videocon d2h

Videocon d2h is India’s fast growing DTH service provider, which offers over 650 channels & services, which includes 62 Asli “HD” channels & services. Videocon d2h recently launched the HD Smart Connect Set Top Box (Connected Set Top Box), which converts an existing normal TV into a Smart TV. The Connected Set Top Box allows one to browse content from Facebook, Twitter, Daily Motion, video on demand sites, news sites, weather sites, etc. through applications residing on the Set Top Box. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema & Active Music. It offers High Definition channels in 1080p, HDD Sound and 16:9 aspect ratios. Videocon d2h has over 300 own service centres spread across 7,500 top towns in India.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 26, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman